UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 26, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

By this private instrument, the managers of the companies identified below:

1. **BANCO SANTANDER (BRASIL) S.A**., a publicly-held company with authorized capital, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2235 and 2041, Bloco A, Vila Olímpia, São Paulo/SP, enrolled with the CNPJ/ME under No. 90.400.888/0001-42, herein represented pursuant to its bylaws ("Company" or "Santander Brasil"); and

2. GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A., a private corporation, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2041, CJ. 121, Bloco A, Cond. Wtorre JK - Vila Nova Conceição – CEP 04543-011, enrolled with the CNPJ/ME under No. 10.440.482/0001-54, herein represented pursuant to its bylaws ("Getnet").

(Company and Getnet are hereinafter referred to collectively as "Parties" and individually as "Party").

WHEREAS:

I. Santander Brasil is a publicly-held company duly registered with the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* or "CVM") under No. 20532 and a financial institution duly authorized to operate by the Central Bank of Brazil, a direct controlling shareholder of 100% of Getnet's share capital, whose business purpose is the performance of lending, borrowing and accessory operations, inherent to the related authorized portfolios (Commercial, Investment, Credit, Financing and Investment, Mortgage Loan and Leasing), as well as foreign exchange and securities portfolio management transactions, in addition to any other transactions that may be permitted to companies of the same type, in accordance with legal and regulatory provisions, and may hold equity interests in other companies as partner or shareholder;

II. Getnet is a private corporation and a payment institution, duly authorized to operate by Central Bank of Brazil in the modalities of acquirer and issuer of electronic currency, whose totality of shares is fully owned by Santander Brasil and whose business purpose is (i) the rendering of acquiring services to merchants, individuals and service providers for the acceptance of credit and debit cards, as well as other means of payment or electronic means necessary for the registration and approval of non-financial transactions; (ii) the rendering of services including (a) data and information capture, transmission and processing, through a network of various devices, as well as other related services; (b) management of payments and receipts made to merchants acquired to its network, and other related services; and (c) installation, de-installation, monitoring, supply, maintenance, leasing and commercialization of devices used in transaction capture networks, and other related

services; (d) development and marketing or licensing of software; (e) marketing of products or distributing services from companies that provide registration information; (f) promoting the sale, distribution and intermediation of prepaid credits from mobile cellphone services, fixed-line telephone services, electronic ticketing services and other types of prepaid services, as well as other related services; (g) provision of commercial support services, such as accreditation and disqualification of individuals and legal entities, aftermarket and extrajudicial collections and other related services; (h) provision of technical, commercial and logistical infrastructure services for businesses related to accounts receivables from concessionaires, banks and other collection documents, and for businesses related to the provision of banking correspondent services, including other related services, and (i) promoting the sale and distribution of microchips (smart cards) for mobile cellphone services and other modalities; and (iii) the holding of equity interests in other companies as partner, shareholder or quotaholder;

III. The Parties, for the reasons described below, wish to carry out the spin-off from Santander Brasil, pursuant to the applicable law currently in force ("Spin-Off"); and

IV. The Spin-off will be carried out with a reduction of the Company's share capital, but without the dilution of its current shareholders, so that the obligations set forth in Chapter III of CVM Ruling No. 565/2015, as amended ("ICVM 565") are observed.

The Parties RESOLVE to enter into this instrument ("Protocol and Justification"), pursuant to articles 224, 225 and 229 of Law No. 6,404/1976, as amended, having the Spin-off as its purpose, and this Protocol and Justification shall be submitted to approval of the Parties' respective shareholders, gathered at an Extraordinary Shareholders' Meeting, under the following terms and conditions:

1. CHARACTERISTICS OF THE COMPANIES INVOLVED

1.1. Santander Brasil is a publicly-held company with authorized capital, with a total share capital in the amount of fifty-seven billion Brazilian Reais (BRL 57,000,000,00.00), divided into seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one (7,498,531,051) shares, of which three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one (3,818,695.031) are registered common shares and three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, twenty (3,679,836.020) are registered preferred shares, both without par value.

1.2. Getnet is a private corporation, with a total share capital in the amount of one billion, four hundred and twenty-two million, four hundred and ninety-six thousand, two hundred and thirty-nine Brazilian Reais and seventy-four cents (BRL 1,422,496,239.74), represented by one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) registered common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five

(916,003,725) registered preferred shares, both without par value, all of which are owned by Santander Brasil.

2. JUSTIFICATIONS AND PURPOSES OF THE SPIN-OFF, INTEREST OF THE PARTIES IN ITS CONSUMMATION AND GROUNDS FOR THE TRANSACTION TO BE CONSIDERED EQUITABLE FOR SHAREHOLDERS

2.1. The purpose of this Protocol and Justification is the proposal of the Spin-Off from Santander Brasil, pursuant to the legislation currently in force.

2.2. The Spin-Off is being proposed in order to segregate the Company's equity interest in Getnet. Thus, the intention is to enable Getnet to explore the full potential of its businesses as part of the strategy of the Santander Group to concentrate the technology and payments businesses of the group within PagoNxt, a new technology-focused global payment platform. The Spin-off will allow Getnet to have direct access to the capital markets and other sources of funding, thus allowing it to prioritize its investments according to its profile and scope of activities.

2.3. The one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares, issued by Getnet and held by the Company ("Getnet Shares"), representing 100% of Getnet's share capital ("Spun-off Portion"), will be transferred to Getnet, which will result in the allotment of the Getnet Shares to the Company's shareholders in the same proportion of their equity interest held in the Company, at the rate, on this date, of 0.25 common share, preferred share, certificate of deposit of shares ("Units"), each certificate representing one common share and one preferred share issued by Getnet and/or American Depositary Shares ("ADS"), as the case may be, issued by Getnet for each one (1) common share, preferred share, Unit or ADS issued by the Company, respectively.

2.4. The Getnet Shares, to be delivered to the Company's shareholders, will grant the same political and economic rights granted by the shares issued by the Company, without any distinction between the shareholders.

2.5. Getnet shall apply for registration as a publicly-held company (Category A), with the CVM ("Publicly-held Company Registration"), as well as for the registration of the Getnet Units and the Getnet Shares with the U.S. Securities and Exchange Commission, under the Securities Exchange Act. Moreover, it will apply for the listing of **(a)** the certificate of deposit of shares, each certificate representing one common share and one preferred share issued by Getnet ("Getnet Units") and the shares issued by Getnet for trading in the traditional segment of B3 S.A. - Brasil, Bolsa, Balcão ("B3"); and **(b)** the American Depositary Shares, each representing one Getnet Unit ("Getnet ADSs") for trading on the Nasdaq Stock Market (NASDAQ) (jointly, the "Listings").

2.6. The holders of Company shares, Units and/or ADSs will be entitled to Getnet issued shares, Units and/or ADSs, respectively, on the date to be indicated upon

completion of the Publicly-Held Company Registration, the Listings and ratification of the Spin-off by the Central Bank of Brazil, as per the notice to shareholders to be disclosed in due time ("Record Date").

2.7. The shares issued by the Company will continue to be traded with the right to receive the shares issued by Getnet until the Record Date. Notwithstanding, the Spin-Off, that is to say, the legal and accounting segregation of the Company and Getnet will become effective immediately upon its approval by both companies' shareholders at the relevant Extraordinary Shareholders' Meetings.

2.8. The fractions of common shares or preferred shares issued by Getnet or of Getnet Units will be segregated and sold in as many auctions as necessary, to be held in a timely manner in B3, with the sales proceeds being made available to the respective owners of the fractions, as per the notice to shareholders to be released in the future. Similarly, the depositary with respect to the Santander Brasil ADSs, the U.S. book-entry settlement system and participants in that system will sell fractional entitlements to Getnet ADSs and distribute the net proceeds to the holders of Santander Brasil ADSs entitled to them.

2.9. The Spin-off will allow the Company's shareholders to become shareholders of another publicly-held company, also listed in Brazil (on B3's traditional segment) and in the United States (on NASDAQ, as opposed to the Company, which is listed on the New York Stock Exchange). It bears emphasizing that the Company shall remain as a publicly-held company listed in the B3 traditional segment.

2.10. The Parties estimate that the costs of performing the transactions described herein shall be approximately twenty-two million Brazilian Reais (BRL 22,000,000.00), including expenses relating to publications, independent auditors, appraisers, legal counsel and other professionals hired to advise on the Spin-Off.

2.11.1 The costs and expenses incurred in connection with the Spin-Off and all related transactions, shall be borne by the Company.

3. ASSETS AND LIABILITIES THAT WILL MAKE UP THE PORTION OF THE COMPANY'S NET EQUITY THAT IS THE OBJECT OF THE SPIN-OFF

3.1. As a result of the Spin-off, the Spun-off Portion, corresponding to 3.1422% of Santander Brasil's net equity, shall be transferred to Getnet and consequently the common shares, preferred shares or Units, as the case may be, issued by Getnet, shall be delivered directly to the Company's shareholders, in the proportion of their interests in the Company's share capital (not considering treasury shares), at the rate, on this date, of 0.25 common share, preferred share or Unit, as the case may be, issued by Getnet common share, preferred share or Getnet Unit, as the case may be, for each one (1) common share, preferred share or Unit issued by the Company. Furthermore, the holders of the Company's ADSs will receive Getnet ADSs at the ratio of 0.25 Getnet ADS to each ADS of the Company held.

3.1.1. The delivery ratio of the Getnet Shares, Getnet Units and Getnet ADSs in relation to the shares, Units and ADSs of the Company was determined considering (a) the total number of issued and outstanding shares of the Company, equal to

3,802,873,911 common shares and 3,664,014,900 preferred shares (excluding treasury shares); and (b) the total number of issued and outstanding shares of Getnet, equal to 950,718,477 common shares and 916,003,725 preferred shares (excluding treasury shares).

3.1.2. Should any corporate event of the Company or Getnet occur after the present date, which results in a change in the total number of issued and outstanding shares of Santander Brasil or Getnet, excluding treasury shares, the delivery ratio of the Getnet Shares, Getnet Units and Getnet ADSs in relation to the shares, Units and ADSs of the Company, as indicated above, shall be adjusted proportionally, so that Santander Brasil's shareholders hold the total amount of shares issued by Getnet after the Spin-off.

3.2. The Spun-off Portion of the Company to be transferred to Getnet, upon corresponding reduction of the Company's share capital, equal to two billion, four hundred and seventy million, five hundred and sixty-six thousand, six hundred and forty-three Brazilian Reais and three cents (BRL 2,470,566,643.03), which will comprise (i) the equity interest held by Santander Brasil in Getnet, corresponding to one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares issued by Getnet, in the amount of two billion, seventy-two million, thirty-three thousand, three hundred and ninety-seven Brazilian Reais and seven cents (BRL 2,072,033,397.07), (ii) the balance of the goodwill (*ágio*) paid by Santander Brasil upon the acquisition of such Getnet Shares in the amount of nine hundred and fifty-seven million, two hundred and sixty-one thousand, two hundred and twenty-eight Brazilian Reais (BRL 957,261,228.00), and (iii) the provision to maintain the integrity of Getnet's net equity in an amount equivalent to the balance of such goodwill (*ágio*) minus the tax credit related to the premium amortization benefit resulting from the Spin-off, in the amount of five hundred and fifty-eight million, seven hundred and twenty seven thousand, nine hundred and eighty-two Brazilian Reais and four cents (BRL 558,727,982.04).

3.3. The net amount to be transferred to Getnet corresponding to the goodwill (*ágio*) minus the provision to maintain the integrity of Getnet's net equity will be recorded to Getnet's accounting records as capital reserve. The tax benefit resulting from the goodwill amortization to be earned by Getnet, pursuant to Brazilian tax legislation, will benefit all of its shareholders.

4. IDENTIFICATION OF THE SPECIALIZED COMPANIES APPOINTED TO APPRAISE THE COMPANY'S NET EQUITY; CRITERIA TO APPRAISE THE COMPANY'S NET EQUITY, BASE DATE OF THE APPRAISAL, AND PROCESSING OF SUBSEQUENT NET EQUITY CHANGES

4.3. The specialized company, hired *ad referendum* of the Shareholders' Meetings of Santander Brasil and Getnet, to evaluate the portion of Santander Brasil's net equity to be transferred to Getnet, is PricewaterhouseCoopers Auditores Independentes, with its principal place of business in the city of São Paulo, State of

São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floors, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 ("Specialized Company"). The portion of Santander Brasil's net equity to be transferred to Getnet was appraised at book value, based on Santander Brasil's financial statements for the fiscal year ended December 31, 2020, audited by PricewaterhouseCoopers Auditores Independentes. According to the appraisal report, attached hereto as **Exhibit A** ("Appraisal Report"), the total book value of the spun-off assets to be transferred to Getnet is two billion, four hundred and seventy million, five hundred and sixty-six thousand, six hundred and forty-three Brazilian Reais and three cents (BRL 2,470,566,643.03).

4.3.1 For the preparation of the Appraisal Report, the Specialized Company took into account the subsequent events occurring between December 31, 2020 and the date of the Appraisal Report, which affected Santander Brasil's net equity, as described in this Protocol and Justification and in the Appraisal Report.

4.3.2 The equity variations that occurred between the date of the Appraisal Report and the base date on which the Spin-Off is effected will be reflected in the companies in which they occurred, pursuant to article 5 of Circular Letter No. 3,017, of December 6, 2000, issued by the Central Bank of Brazil.

4.4. The Specialized Company states: (i) that it has no direct or indirect interest in relation to the Parties or, in connection with the actual Spin-Off, nor has there been any other relevant circumstance which may characterize a conflict of interest, which may prevent or affect the preparation of the Appraisal Report requested thereto, for the purposes of the Spin-Off; and (ii) there has been no action by the controlling shareholders or the managers of the Parties, in order to direct, limit, hinder or practice any acts that have or may have compromised the access, use or knowledge of information, documents or methodologies relevant to the quality of their conclusions.

5. GENERAL ASPECTS OF SPIN-OFF

5.1. If the proposal is approved, the Spin-off will be implemented as follows:

5.1.1. The Company's share capital, fully subscribed and paid up, is equal to fifty-seven billion Brazilian (BRL 57,000,000,00.00), divided into seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one (7,498,531,051) shares, being three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one (3,818,695.031) registered common shares and three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, twenty (3,679,836.020) registered preferred shares, both without par value, and distributed among its shareholders, as follows:

Shareholder	Common Shares	Preferred Shares	Equity Interest
Banco Santander S.A.	2,696,163	0	0.036%

Grupo Empresarial Santander, S.L.	1,627,891,019	1,539,863,493	42.245%
Sterrebeeck B.V.	1,809,583,330	1,733,643,596	47.252%
Others	362,703,399	390,507,811	10.045%
Shares in Treasury	15,821,120	15,821,120	0.422%
Total	**3,818,695,031**	**3,679,836,020**	**100.00%**

5.1.2. Getnet's fully subscribed and paid-in share capital equals one billion, four hundred and twenty-two million, four hundred and ninety-six thousand, two hundred and thirty-nine Brazilian Reais and seventy-four centavos (BRL 1,422,496,239.74), corresponding to one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718,477) registered common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) registered preferred shares, both without par value. These shares are wholly owned by the Company:

Shareholder	Common Shares	Preferred Shares	Equity Interest
Banco Santander (Brasil) S.A.	950,718,984	916,004,231	100.00%
Total	950,718,984	916,004,231	**100.00%**

6. REDUCTION OF THE COMPANY'S SHARE CAPITAL; NUMBER, TYPE AND CLASS OF GETNET SHARES TO BE ASSIGNED TO THE SHAREHOLDERS; CRITERIA USED; COMPARISON BETWEEN POLITICAL AND ECONOMIC RIGHTS OF THE SHARES OF THE CONTROLLING SHAREHOLDER AND OTHER SHAREHOLDERS BEFORE AND AFTER THE TRANSACTION; BREAKDOWN OF THE PARTIES' SHARE CAPITAL AFTER THE CONSUMMATION OF SPIN-OFF.

6.1. As mentioned above, the Spun-off Portion was valued, based on the accounting criterion, in the amount of two billion, four hundred and seventy million, five hundred and sixty-six thousand, six hundred and forty-three Brazilian Reais and three cents (BRL 2,470,566,643.03). As such portion consists in shares issued by Getnet and owned by the Company, and the spin-off will occur at book value, there shall be no impact on Getnet's share capital, nor any share dilution, and Getnet's issued and outstanding shares owned by the Company will be delivered directly to the Company's shareholders, in the same proportion of their equity interest held in the Company (not considering treasury shares), subject to the Substitution Ratio, thus not resulting in a capital increase in Getnet. The net amount to be transferred to Getnet corresponding to the goodwill (*ágio*) minus the provision to maintain the

integrity of Getnet's net equity will be recorded to Getnet's accounting records as capital reserve

7. ABSENSE OF JOINT AND SEVERAL LIABILITY BETWEEN THE PARTIES

7.1. The Spin-off will be conducted in accordance with the provisions of article 233, sole paragraph, of Law No. 6,404/76, so that: **(i)** Company and Getnet will only be liable for the obligations assumed herein as a result of the Spin-off; **(ii)** neither Party shall be jointly and severally liable to the other for any obligations assumed by the other party; and **(iii)** Getnet will not be liable for any contingency related to the Spun-off Portion, whose triggering events occur prior to the Spin-off, or any other contingencies related to the activities of the Company.

8. DRAFT AMENDMENTS TO THE BYLAWS THAT SHALL BE APPROVED TO EFFECT THE SPIN-OFF

8.1. The draft amendments to the bylaws of Santander Brasil, to reflect the capital reduction resulting from the approval of the Spin-off, and of Getnet, to reflect the minimum governance requirements of the traditional listing segment of B3 shall be approved for the purposes of the Spin-off, pursuant to Exhibits B and C to this Protocol and Justification.

9. CORPORATE AND REGULATORY APPROVALS

9.1. The effectiveness of the Spin-Off will depend on the consummation of the following acts:

(i) Meeting of the Company's Fiscal Council to offer its opinion on the Company's Spin-Off with transfer of the spun-off portion to Getnet under this Protocol and Justification;

(ii) Meeting of the Company's Audit Committee to analyze, review and recommend measures and actions for the Company's Spin-Off with transfer of the spun-off portion to Getnet under this Protocol and Justification;

(iii) Meeting of the Company's Board of Directors to (A) approve the management proposal for Spin-off from the Company with the transfer of the spun-off portion to Getnet under this Protocol and Justification; and (B) to call an Extraordinary Shareholders' Meeting of the Company to: (a) ratify the contracting of the Specialized Company; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Spin-off from the Company, which will result in the segregation of its shares issued by Getnet; (e) authorize and ratify all the acts of the Company's managers necessary to effect the resolutions proposed to and approved by the Company's shareholders; (f) approve the reduction of the Company's share capital by the total amount of two billion Brazilian (BRL 2,000,000,000.00), from the current fifty-seven billion Brazilian Reais (BRL 57,000,000,000.00) to fifty five billion Brazilian Reais (BRL 55,000,000,000.00), without the cancellation of shares, as a result of the Spin-Off; and (g) approve the amendment to article 5 of the Company's Bylaws, to reflect the capital reduction;

(iv) Extraordinary Shareholders' Meeting of the Company to (a) ratify the contracting of the Specialized Company; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Spin-off, which will result in the segregation of shares issued by Getnet and held by the Company, with transfer of the spun-off portion to Getnet; (e) authorize and ratify all acts of the Company's managers that are necessary to implement the Spin-off; (f) approve the reduction of the Company's share capital by the total amount of two billion Brazilian Reais (BRL 2,000,000,000.00), from the current fifty-seven billion Brazilian Reais (BRL 57,000,000,000.00) to fifty five billion Brazilian Reais (BRL 55,000,000,000.00), without the cancellation of shares, as a result of the Spin-Off; and (g) approve the amendment to article 5 of the Company's Bylaws, to reflect the capital reduction; and

(v) Extraordinary Shareholders' Meeting of Getnet to (a) approve this Protocol and Justification; (b) approve the Spin-Off; (c) approve the application by Getnet of the registration as a publicly-held company (category A) with the Brazilian Securities and Exchange Commission and registration of the ADSs, Getnet Units and Getnet Shares with the United States Securities and Exchange Commission; (d) approve the listing of its shares and Units for trading in the traditional segment of B3 and of its ADSs, representing 1 Unit each, on the Nasdaq Stock Market (NASDAQ); and (e) amend the bylaws to reflect new provisions relating to a publicly-held company; and (f) authorize Getnet's managers to perform all the necessary and/or convenient acts for the implementation of the Spin-off.

9.2. Without prejudice to the acts indicated in the item above, the consummation of the Spin-Off shall be subject to ratification by the Central Bank of Brazil, pursuant to Resolution No. 4,122, of August 2, 2012.

10. RIGHT TO WITHDRAW

10.1. There shall be no right of the Parties to withdraw arising from the Spin-Off, considering that the Spin-Off shall not result in any of the events described in article 137, item III, of the Law No. 6,404/76.

11. MISCELLANEOUS PROVISIONS

11.1 Irrevocability and Succession. This Protocol and Justification is entered into in an irrevocable and irreversible manner and is binding upon the Parties and their respective successors on any account whatsoever.

11.2. The managers of the Parties shall be responsible for performing all acts necessary to implement the Spin-off, including filing and publishing all acts related to the Spin-Off, and write off, register and annotate the Company's enrollments at the competent federal, state and municipal agencies. It shall be incumbent upon the Santander Brasil's management to request the ratification of the Spin-Off before the Central Bank of Brazil.

11.3. This Protocol and Justification can only be amended by means of a written instrument signed by the Parties.

11.4. All documents mentioned in this Protocol and Justification shall, as of this date, be available to the shareholders of Santander Brasil at its principal place of business, on the Investor Relations website of Santander Brasil (https://www.santander.com.br/ri), and on the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/).

11.5 The jurisdiction of the Judicial District of São Paulo, State of São Paulo, is elected to settle all matters arising out of this Protocol and Justification, to the exclusion of any other, however privileged it may be or will be.

In witness whereof, the Parties execute this "PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A." in three (3) counterparts of equal content and form, for a single purpose, in the presence of the two (2) undersigned witnesses.

São Paulo, February 25, 2021.

[Signature page of the "PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A."]

BANCO SANTANDER (BRASIL) S.A.

By: Title:	By: Title:

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

By: Title:	By: Title:

Witnesses:

Name: Identification Document (RG): CPF (Individual Taxpayer's Register):	Name: Identification Document (RG): CPF (Individual Taxpayer's Register):

EXHIBIT A

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

COPY OF THE ACCOUNTING APPRAISAL REPORT

(A free translation of the original in Portuguese)

Banco Santander (Brasil) S.A.

Expert report on the net assets consisting of certain assets and liabilities, based on the accounting records at December 31, 2020

(A free translation of the original in Portuguese)

Expert report on the net assets consisting of certain assets and liabilities, based on the accounting records

To the Management and Shareholders
Banco Santander (Brasil) S.A.

Information on the audit firm

1 PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated July 31, 2020, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under No. 155,198, at February 10, 2021, represented by its undersigned partner, Mr. Edison Arisa Pereira, Brazilian, married, accountant, holder of Identity Card (RG) No. 8.569.024 , enrolled in the Individual Taxpayers Register (CPF) under No. 006.990.038-81 and the Regional Accounting Council of the State of São Paulo under No. 1SP 127241/O-0 , resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Banco Santander (Brasil) S.A. to proceed with the expert report on the net assets of Banco Santander (Brasil) S.A. (the "Bank" or the "Company"), consisting of certain assets and liabilities, identified in the next paragraph "The objective of the report" as at December 31, 2020, summarized in Attachment I, in accordance with accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank. The results of this engagement are presented below.

The objective of the report

2 The expert report on the net assets consisting of certain assets and liabilities as of December 31, 2020 of Banco Santander (Brasil) S.A., which, as established in the protocol and justification for the spin-off is comprised of (i) the equity interest held by the Company in the share capital of Getnet Serviços para Meios de Pagamento S.A. ("Getnet"), (ii) the balance of the goodwill paid by the Company upon acquisition of shares, and (iii) the provision for maintenance of the equity integrity in the amount equivalent to the book balance of this goodwill less the amount of the tax credit related to the tax benefit for the amortization of goodwill, hereinafter referred to as "net assets after adjustments", aims at the spin-off of these assets and liabilities for their merger into Getnet.

Management's responsibility for the accounting information

3 Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the expert report.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion on the book value of the net assets consisting of certain assets and liabilities of the Company after the adjustments as of December 31, 2020, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes the implementation of audit review procedures on the balance sheet, and CTG 2, issued by the Brazilian Federal Accounting Council (CFC), which provides for the technical and professional standards to be followed by the accountants to issue the expert reports. Accordingly, our audit of the referred accounts that register certain assets and liabilities that form the net assets after adjustments, provided for in Attachment I hereto, and that at that date were recorded in the Company's balance sheet, was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain

Attachment I to the Expert report on spun-off portion of Banco Santander (Brasil) S.A.

Summarized balance sheet of Banco Santander (Brasil) S.A.

December 31, 2020
Balances in Brazilian reais

A free translation of the original in Portuguese

Assets	Banco Santander (Brasil) S.A. at 31/12/2020	Book value of net assets to be spun off at base date (1) 31/12/2020	Adjustments to events after the reporting period (2)	Net assets after adjustment to be transferred to Getnet Serviços para Meios de Pagamento S.A. 31/12/2020	Net assets of Banco Santander (Brasil) S.A. after spin-off 31/12/2020
	(A)	(B)	(C)	(B) + (C) =(D)	(A) - (B)
Current assets and long-term receivables	**954.816.866.763,18**		**398.533.245,96**	**398.533.245,96**	**954.816.866.763,18**
Cash and cash equivalents	19.522.249.881,78				19.522.249.881,78
Short-term interbank investments	143.904.086.955,09				143.904.086.955,09
Marketable securities and derivative financial instruments	248.098.785.674,61				248.098.785.674,61
Interbank accounts	75.811.462.001,99				75.811.462.001,99
Loans and leasing transactions	259.064.932.793,25				259.064.932.793,25
Other credits	206.606.169.518,46		398.533.245,96	398.533.245,96	206.606.169.518,46
Other assets	1.809.179.938,00				1.809.179.938,00
Permanent assets	**35.407.880.236,94**	**3.029.294.625,07**	**(957.261.228,00)**	**2.072.033.397,07**	**32.378.585.611,87**
Investments	23.208.562.341,13	2.072.033.397,07		2.072.033.397,07	21.136.528.944,06
Property and equipment	6.102.538.866,21				6.102.538.866,21
Intangible assets	5.139.517.801,60				5.139.517.801,60
Goodwill	957.261.228,00	957.261.228,00		957.261.228,00	-
Provision for maintenance of the equity integrity	-		(957.261.228,00)	(957.261.228,00)	-
Total assets	**990.224.747.000,12**	**3.029.294.625,07**	**(558.727.982,04)**	**2.470.566.643,03**	**987.195.452.375,05**
Liabilities and equity					
Current and long-term liabilities	**910.727.887.276,50**				**910.727.887.276,50**
Deposits	392.471.480.393,39				392.471.480.393,39
Funds obtained in the open market	159.971.460.893,71				159.971.460.893,71
Funds from acceptance and issue of securities	87.059.807.062,50				87.059.807.062,50
Interbank accounts	25.222.858,47				25.222.858,47
Interdepartmental accounts	4.831.517.958,47				4.831.517.958,47
Borrowings	67.720.151.300,13				67.720.151.300,13
Derivative financial instruments	35.127.126.014,54				35.127.126.014,54
Other obligations	163.521.120.795,29				163.521.120.795,29
Deferred income	**313.983.418,33**				**313.983.418,33**
Equity	**79.182.876.305,29**	**3.029.294.625,07**	**(558.727.982,04)**	**2.470.566.643,03**	**76.153.581.680,22**
Capital	57.000.000.000,00	2.000.000.000,00		2.000.000.000,00	55.000.000.000,00
Capital reserves	302.665.100,76				302.665.100,76
Revenue reserves	23.128.796.813,72	1.029.294.625,07	(558.727.982,04)	470.566.643,03	22.099.502.188,65
Carrying value adjustments	(1.248.585.609,19)				(1.248.585.609,19)
					-
Total liabilities and equity	**990.224.747.000,12**	**3.029.294.625,07**	**(558.727.982,04)**	**2.470.566.643,03**	**987.195.452.375,05**
Representativeness (%) of the spun-off portion in relation to equity of Banco Santander (Brasil) S.A. after adjustments.	**100,0000%**			**3,1422%**	**96,8578%**

(1) Pursuant to the protocol and justification for the partial spin-off, it refers to the book balance of the investment, including the balance of unamortized goodwill and the balance of tangible assets identified in the acquisition of the investment held by the Bank in the subsidiary Getnet of which Banco Santander (Brasil) S.A. has an interest of 100% of the share capital.

(2) Pursuant to the protocol and justification for the partial spin-off, it refers to the provision for maintenance of the equity integrity, in the amount equivalent to the book balance of the goodwill of the investment in Getnet, less the amount of the tax credit related to the tax effects of the amortization of the goodwill, according to BACEN Circular 3,017 and CVM Instructions 319/99 and . 349/01.

reasonable assurance about whether the net assets that are the object of our report are free from material misstatement.

5 An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net assets after adjustments, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the net assets after adjustments in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6 Based on the work performed, we concluded that the amount of R$ 2,470,566,643.03, of the assets and liabilities that make up the net assets after adjustments, summarized in Attachment I, as stated in the balance sheet as at December 31, 2020, recorded in the accounting records, plus adjustments, also summarized in Attachment I, represents, in all material respects, the net assets consisting of certain assets and liabilities after adjustments of Banco Santander (Brasil) S.A., to be transferred to Getnet, evaluated in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

7 In compliance with the requirements of the Brazilian Securities Commission, we inform that:

(a) in accordance with the professional standards established by the Brazilian Federal Accounting Council, we are not aware of any direct or indirect conflict of interest, nor of any other circumstances that represent conflict of interest, in relation to the services provided by us and which are described above; and

(b) we are not aware of any measure taken by the Company's majority shareholder or managers with the objective of directing, limiting, making difficult or practicing any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions.

São Paulo, February 25, 2021

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Edison Arisa Pereira
Contador CRC 1SP 127241/O-0

Attachments that are part of the Expert report on the net assets consisting of certain assets and liabilities:

Attachment I – Balance sheet of the spun-off portion of Banco Santander (Brasil) S.A.
Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerate (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with head headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia – São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange. Through its subsidiaries, the Bank also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, consumer finance, payroll-deductible loans, digital platforms, management and recovery of nonperforming loans, capitalization and pension plans, and supply and management of food, meal and other vouchers. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2. Presentation of Financial Statements

The individual financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management.

CMN Resolution No. 4,818/2020 and Resolution Bacen No. 2/2020 established general criteria and procedures for the preparation and disclosure of the Financial Statements. The Resolution BCB nº 2/2002, revoked the Circular Bacen n ° 3959/2019 and is effective from January, 2021, being applicable in the preparation, publication and submission of Financial Statements as from its effective date, encompassing the Financial Statements of December 31, 2020. The mentioned regulation, among other requirements, determined the presentation in explanatory notes, on a segregated way, the recurrent and non-recurrent profits. Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management's judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates are provision of allowance for loan losses, realization of the tax credit, provision for judicial, civil, tax and labor proceedings, pension plan and the fair value of financial assets.

3. Significant Accounting Policies

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes, calculated at official rates and rates, pro rata on assets and liabilities adjusted up to the balance sheet date.

b) Functional Currency Functional Currency and Presentation Currency

CMN Resolution nº 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad:
I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2019.
The functional currency is considered the currency of the main economic environment in which the entity operates.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander and its subsidiaries, including its overseas subsidiary and branch. Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

- Assets and liabilities are converted at the exchange rate on the balance sheet date; and
- Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values (fair value) or realization. Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank's own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as funded position in the balance sheet

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

According to the Bacen rule Circular 3,068, securities are stated and classified into the following categories and accounting evaluation:

I. Trading securities;
II. Available-for-sale securities; and
III. Held-to-maturity securities.

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2) A separated account in stockholders' equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

According to the Bacen rule Circular 3,082 derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, as self-employed, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

I. Fair value hedge; and
II. II. Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the valuation or devaluation is recorded as a contra entry to the appropriate income or expense account, net of tax effects, in the income for the period; and
(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders' equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

We don't have net investment hedge in foreign operations as defined by the resolution CMN nº 4,524.

h) Credit portfolio and provision for losses

The credit portfolio includes credit operations, leasing operations, advances on foreign exchange contracts and other credits with credit granting characteristics. It is stated at present value, considering the indexes, interest rates and agreed charges, calculated pro rata day until the balance sheet date. For operations overdue from 60 days, the recognition in revenue will only occur when it is actually received.

Normally, the Bank writes off credits for losses when they are overdue for more than 360 days. In the case of long-term credit operations (over 3 years), they are written off when they are 540 days overdue. The credit operation written off for loss is recorded in a memorandum account for a minimum period of 5 years and while all collection procedures have not been

exhausted. Credit assignments without risk retention result in the write-off of the financial assets subject to the transaction, which are now kept in a memorandum account. The result of the assignment is fully recognized when it is realized.

As of January 2012, as determined by CMN Resolution No. 3,533 / 2008 and CMN Resolution No. 3,895 / 2010, all credit assignments with substantial risk retention will have their results recognized for the remaining terms of the operations, and financial assets assignment objects remain recorded as credit operations and the amount received as obligations for sale or transfer of financial assets.

Provisions for credit operations are based on the analysis of outstanding credit operations (past due and falling due), past experience, future expectations and specific risks of the portfolios and the risk assessment policy of Management in setting up provisions, as established by CMN Resolution No. 2,682 / 1999.

CMN Resolution No. 4,855 of September 24, 2020, is effective from January 2021, determines that, for the criteria for the provision of operations carried out within the scope of programs instituted with the purpose of facing the effects of the COVID-19 pandemic on the economy, in which resources are shared or of risks between the Union and participating institutions or guarantee provided by the Union, the percentages defined in Resolution No. 2,682, should be applied only to the portion of the book value of the operation, whose credit risk is held by the institution. In cases of transfer to loss, the amount taken to clearing accounts must be 100% of the balance of the transaction.

h.1) Credit Operation Restructuring

CMN Resolution 4,803, subsequently amended by CMN Resolution No. 4,855 mentioned above, allowed Financial Institutions to reclassify operations renegotiated between March 1 to December 31, 2020 to the level at which they were classified on February 29, 2020 (redaction given by Resolution 4,855), not including those operations with a delay equal to or greater than fifteen days on February 29, 2020 and which present evidence of inability to honor the obligation under the new conditions agreed.

i) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal ("discontinued operations"), whose sale in their present condition is highly probable and is expected to occur within one year. Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.
Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

j) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit in accordance to the terms of the related agreements.

j.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution nº 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

k) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments results in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.
Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

l) Fixed Assets

It is stated at acquisition cost, net of the respective accumulated depreciations and is subject to the assessment of the recoverable value in annual periods. The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

m) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized until 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements. Software acquisition and development expenses are amortized over a maximum of 5 years.

n) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are mainly recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being constituted based on the actuarial calculations for traditionals types of plans.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

• Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the Basic Reference Rate (TR);

• Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

• Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

• Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

(A free translation of the original in Portuguese)

Attachment II - Notes to the balance sheet of Banco Santander (Brasil) S.A. included in the report on net assets consisting of certain assets and liabilities.

o) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund during the duration of the beneficiary's employment contract, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods. The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits might cost more than estimated.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses not recognized (actuarial deficit) will occur, with the counterpart in a equity´s account (other valuation adjustments).

Main Definitions

– The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.
– Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.
– The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.
– Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.
– Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period. – The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.
Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans and personnel expenses.
The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

p) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition.
The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

Variable Compensation Referenced in Shares

In addition to managers, all employees in position of risk takers receive at least 40% of their variable compensation deferred by at least three years and 50% of the total variable compensation in shares (SANB11), conditioned to their permanence in the Group throughout the duration of the plan. The plan is subject to Malus and Clawback clauses application, according to which deferred installment of variable compensation may be reduced or canceled in the event of non-compliance internal rules and exposure to excessive risks. The fair value of the shares is calculated by the average of the final daily quotation of the shares in the last 15 (fifteen) trading sessions immediately preceding the first business day of the granting month.

q) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost. Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).
The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity's genuine liability (debt) and (ii) an equity component (derivative convertible into common shares). In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.
Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

r) Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities. The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others. Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the

financial statements (Note 22.h) and for proceedings for which the risk of loss is remote, no disclosure is made. Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements. In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

s) Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

t) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 15% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The rate of Social Contribution Tax on Net Profit (CSLL), for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled. According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits is based on the projections of future earnings supported by a technical study.

u) Interest on shareholders' equity

Published on December 19, 2018, effective as of January 1, 2019, the CMN Resolution nº 4,706 has prospective application and determines procedures for the accounting of capital remuneration. The Resolution decides that Interest on Shareholders' Equity should be recognized as soon as they are declared or proposed and thus constitute a present obligation at the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

v) Impairment of Assets

The financial and non-financial assets are valued at the end of each period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

w) Results-based Payments and Advances

Resolution No. 4,797 was revoked, and replaced by Resolution No. 4820, which takes effect from May 29, 2020 and determines that financial institutions and other institutions authorized to operate by the Central Bank of Brazil are prevented from:

(i) remunerate own capital, including in the form of prepayment, above:

(a) amount equivalent to the minimum mandatory dividend, including in the form of interest on capital, in the case of institutions incorporated in the form of a joint stock company;

(b) amount equivalent to the minimum profit distribution established in the articles of association in the case of institutions incorporated in the form of limited liability companies

(ii) repurchase own shares (it will only be allowed if through stock exchanges or an organized over-the-counter market, up to the limit of 5% (five percent) of the shares issued, including the shares recorded in treasury at the entry into force of this Resolution);

(iii) Reduce the social capital, except in cases that are mandatory, in accordance with the governing legislation or when approved by the Central Bank;
(iv) increase any remuneration, fixed or variable, of directors and members of the board of directors, in the case of corporation, administrators, in the case of limited companies; The amounts subject to the aforementioned prohibitions cannot be subject to a future disbursement obligation, and these prohibitions apply as of the publication date of Resolution No. 4,797 (on April 6, 2020) and December 31, 2020 and must be observed regardless of the maintenance of funds in an amount higher than the Additional Principal Capital (ACP), which are dealt with in Resolutions No. 4,193, of March 1, 2013, and 4,783, of March 16, 2020.
Any anticipation of the amounts mentioned in items "a" and "b" of item I must be carried out onservatively, consistent and compatible with the uncertainties of the current economic situation.

x) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

y) Minority Interest

The non-controlling interests (minority interests) is recorded in a separate equity account of the controlling entity in the consolidated financial statements.

z) Financial Guarantees

CMN Resolution nº 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017.

Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable.

The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically.

aa) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

- Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and;
- Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

EXHIBIT B

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

DRAFT BYLAWS OF BANCO SANTANDER (BRASIL) S.A.

BANCO SANTANDER (BRASIL) S.A.
Publicly-held Company with Authorized Capital
CNPJ/MF no. 90.400.888/0001-42
NIRE 35.300.332.067

BYLAWS

TÍTULO I
DA DENOMINAÇÃO, SEDE, FORO, DOMICÍLIO E OBJETO SOCIAL

Art. 1. BANCO SANTANDER (BRASIL) S.A. (the "**Bank**" or the "**Company**"), a private legal entity, is a joint stock company governed by these Bylaws and by the legal and regulatory provisions that apply to it.

Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.

Art. 3. The Company is established for an indefinite period of duration.

Art. 4. The Company's corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II
SHARE CAPITAL AND SHARES

Art. 5. The share capital is fifty five billion Brazilian reais (R$55,000,000,000.00), consisting of 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand and twenty) are preferred shares, all registered without par value.

Paragraph 1. The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its Bylaws by up to a total limited to nine billion ninety million nine hundred and nine thousand and ninety (9,090,909,090) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 2. When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a

right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

Paragraph 3. Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

Paragraph 4. Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 5. Each common share entitles its holder to one vote at the General Meetings.

Paragraph 6. Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Title X of these Bylaws.

Paragraph 7. Preferred shares do not entitle the holder to a vote, except in respect of the following matters:

(a) the transformation, amalgamation, merger or split of the Company;

(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in General Meeting; and

(c) the value of assets intended to be used for paying up an increase in the Company's share capital.

Paragraph 8. All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

Paragraph 9. A General Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

Paragraph 10. The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

Paragraph 11. The Company may, subject to notification to BM&FBOVESPA and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

Paragraph 12. New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the General Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 13. The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III
SHAREHOLDERS' MEETING

Art. 6. The General Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

Paragraph 1. A General Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The General Meeting which shall consider the cancellation of the registration of a publicly company shall be convened at least thirty (30) days in advance.

Paragraph 2. A shareholder may be represented at a General Meeting by a attorney-in-fact authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company's registered office may be required, within the period fixed in the announcements convening the meeting.

Paragraph 3. The General Meeting will fix, each year, the aggregate amount of the compensation of the managers, the Audit Committee and the Fiscal Council, if one has been appointed.

Paragraph 4. The General Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

Paragraph 5. It is the responsibility of the General Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the General Meeting shall be decided by an absolute majority of votes.

TITLE IV
MANAGEMENT

Art. 7. The Company shall be managed by a Board of Directors and an Executive Board.

Art. 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

Art. 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and once the applicable legal requirements have been complied with.

Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

Art. 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or
II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

Art. 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

Sole Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

Art. 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

Art. 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

CHAPTER I
THE BOARD OF DIRECTORS

Art. 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the General Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

Paragraph 1. At the General Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

Paragraph 3. For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company's services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the General Meeting that elected him/her.

Paragraph 4. At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

Paragraph 5. A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6. The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without decision powers, always with the purpose of advising the Board of Directors, comprised by members nominated by the Board among the members of the management and/or other persons directly or indirectly connected with the Bank.

Art. 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

Paragraph 1. The Chairman of the Board of Directors shall be replaced by the Vice Chairman during temporary absences or impediments. During temporary absences or impediments of the Vice Chairman, the Chairman shall appoint a substitute among the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute among the other members.

Paragraph 2. The replacements provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member's vote.

Paragraph 3. In case of vacancy of the position of Chairman of the Board of Directors, the Vice Chairman will assume his/her functions, remaining such post unaltered. In the event of vacancy in the position of Vice Chairman, the Chairman will nominate his/her successor among the remaining Directors. In case of vacancy of the position of Board of Directors' member, and if necessary to compose the minimum number of members mentioned on caput of Article 14 of this Bylaws, the Board of Directors shall nominate/appoint, ad referendum of the next General Meeting to be held, his/her successor.

Art. 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

Paragraph 1. The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof.

Paragraph 2. The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.

Paragraph 3. The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

Paragraph 4. The meetings of the Board of Directors should be held at the Company's head offices, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act.

Paragraph 5. The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days' notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original

meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

Paragraph 6. The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

Paragraph 7. The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

Art. 17. In addition to the attributes accorded by law or by the Bylaws, the Board of Directors will be responsible for the following:

I. To comply with and to ensure compliance with these Bylaws and resolutions of General Meeting;

II. to set the general guidelines for the business and operations of the Company;

III. to appoint and dismiss Officers and to define their duties;

IV. to set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the General Meeting;

V. to monitor the management performance of the Officers; to examine the Company's books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

VI. to choose and to dismiss the independent auditors and to fix their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the General Meeting;

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the General Meeting for the purpose of profits retention;

IX. to decide on the convening of General Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

X. to submit to the Annual General Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

XI. to submit proposals to the General Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the Bylaws;

XII. to present proposals to the General Meeting for the liquidation, merger, split or amalgamation of the Bank;

XIII. approve the Bank's capital increase, regardless of amendment to the Bylaws, within the limits set forth in Paragraph 1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph 1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities

and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law;

XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of article 5 of these Bylaws;

XV. to grant, after approval at the General Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved by the General Meeting;

XVI. to resolve on the negotiation with the Company's shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. to decide on the payment or credit of interest on the Company's own capital to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

XX. to appoint or dismiss the Company's Ombudsman;

XXI. appoint and remove the members of the Audit Committee and Compensation Committee, fill in the vacancies due to death, resignation or removal and approve the body's internal policies, subject to the provisions of Titles VI and VII hereof;

XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these Bylaws;

XXIV. approve the engagement of a share or unit bookkeeping institution;

XXV. to approve policies for the disclosure of information to the market and trading in the Bank's own securities;

XXVI. choose of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank's shares, in case of cancellation of public company registration, as set forth in Title X hereof;

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other

than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these Bylaws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

XXXI. to establish rules relating to the Units, as provided for in Title XIII of these Bylaws;

XXXII. to supervise the planning, operation, control and review of the compensation policy for the Company's managers, taking into account the proposals of the Compensation Committee; and

XXXIII. to ensure that the managers' compensation policy is in accordance with the regulations issued by the Central Bank of Brazil.

Art. 18. The Chairman of the Board of Directors should:

I. call and chair the meetings;

II. call the General Meeting;

III. instruct the preparation of the meetings of the Board of Directors;

IV. designate special tasks to the Directors; and

V. call, when the body is in operation, the Fiscal Council members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Fiscal Council should issue an opinion.

CHAPTER II
EXECUTIVE BOARD

Art. 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Board must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

Paragraph 1. The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.

Paragraph 2. The designation of the positions referred to above shall be made at the time of their election.

Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

Paragraph 4. When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

Paragraph 5. The post of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.

Art. 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

Paragraph 1. If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

Paragraph 2. When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

Paragraph 1. The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board;

II - with the presence of the two (2) Executive Vice Presidents, Seniors or not, and any seven (7) members of the Executive Board; or

III - with the presence of one (1) Senior Executive Vice President or one Executive Vice President and any ten (10) members of the Executive Board, including the Officers without specific designation.

Paragraph 2. Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be drafted and registered in the appropriate book, by the members present, with those that affect third parties being published.

Paragraph 3. The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of item X of Article 22, and of item IV of Article 27, both of these Bylaws.

Article 22. The attributions and duties of the Executive Board are:

I – to comply with and to ensure compliance with these Bylaws and the resolutions of General Meetings and of the Board of Directors;

II – to appoint representatives and correspondents, in Brazil and overseas;

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these Bylaws, with the autonomy to schedule them in the best interests of the Company;

IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Title IX;

V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting;

VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of the net equity as shown in the latest balance sheet approved by the Annual General Meeting;

VII – to submit the financial statements to the Board of Directors;

VIII – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies of the Company; and

IX – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of item IV of Article 27 of these Bylaws.

Art. 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, relevant projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

Paragraph 1. The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.

Paragraph 2. The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

I – by any two members of the Executive Board;

II – by a member of the Executive Board together with a specifically designated attorney-in-fact to represent the Company; or

III – by two attorneys-in-fact together specifically designated to represent the Company.

Paragraph 1. Subject to the provisions set forth in Paragraph 3 of this article 24, the Company's powers of attorney will be jointly signed by any two members of the Executive Board, being one, necessarily, the CEO, or 1 (one) Executive Vice President, Senior or not. The powers of attorney should indicate the powers of the attorneys and the validity.

Paragraph 2. Two Officers will be empowered to decide on the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas.

Paragraph 3. The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the first paragraph being applicable.

Art. 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company's own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Art. 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, General or quota holders' meetings of companies or investment funds in which the Company has an interest, as well as of entities in which it is a partner or affiliate.

Art. 27. In terms of Article 20 of these Bylaws, the CEO or his substitute in person must:

I - preside over and manage all the Company's business and activities;

II – comply with and ensure compliance with these Bylaws, the resolutions of General Meetings and the guidelines of the Board of Directors, and chair the meetings of the Executive Board, except in the situation described in item II of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these Bylaws, in which cases the meetings of the Executive Board may be chaired by any of its members;

III - supervise the management of the members of the Executive Board, requesting information about the Company's business;

IV – define the duties of the members of the Executive Board, except as provided in item VII of Article 22 of these Bylaws; and

V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

Sole paragraph. It is the responsibility of:

I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO's functions;

II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

IV. Executive Officers: conduction of the activities of the Bank's departments and areas under his/her responsibility and advise the other members of the Executive Board; and

V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V
FISCAL COUNCIL

Art. 28. The Company shall have a Fiscal Council, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the General Meeting, with the possibility of reelection.

Paragraph 1. Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Fiscal Council.

Paragraph 2. The compensation of the members of the Fiscal Council shall be fixed at the General Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

Art. 29. The Fiscal Council shall have the attributes and powers conferred on it by law.

TITLE VI
AUDIT COMMITTEE

Art. 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, extending to the date of the investiture of the substitute members and being allowed the reappointment for up to 4 (four) consecutive reelections permitted under applicable legislation.

Paragraph 1 Once the maximum limit for reappointments provided for in this Article 30 is achieved, the member of the Audit Committee may only join such body in the Company after at least three (3) years after the end of their previous term of office.

Paragraph 2 Up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of one (1) year, waiving the interstitial of three (3) years provided for in 1, above.

Paragraph 3. When the members of the Audit Committee are to take office, its Coordinator will be appointed.

Paragraph 4. The Audit Committee shall report directly to the Company's Board of Directors.

Paragraph 5. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance by the Company's management with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies; and

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

Paragraph 6. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in item X of the previous paragraph.

TITLE VII
COMPENSATION COMMITTEE

Art. 31. The Company shall have a Compensation Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company's Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these Bylaws. The Compensation Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution's compensation policy, including the repercussions of this policy on risk management. The members of the Compensation Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Paragraph 1. When the members of the Compensation Committee are to take office, its Coordinator will be appointed.

Paragraph 2. The Compensation Committee shall report directly to the Company's Board of Directors.

Paragraph 3. In addition to other responsibilities conferred upon it by law or regulatory rules, it is incumbent on the Compensation Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – prepare the compensation policy for the Company's management, submitting to the Board of Directors the various types of fixed and variable compensation, in addition to benefits and special hiring and dismissal programs;

III – supervise the implementation and coming into operation of the compensation policy for the Company's management;

IV – do annual reviews of the compensation policy for the Company's management, recommending corrections or enhancements to the Board of Directors;

V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VI – propose to the Board of Directors the global amount of management compensation, for submission to the General Meeting, pursuant to art. 152 of Law 6.404 of 1976;

VII – assess future internal and external scenarios and their possible impacts on the management compensation policy;

VIII – analyse the Company's management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Compensation Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

XI – make sure that the management compensation policy is permanently compatible with the Bank's risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations published by the Central Bank of Brazil.

Paragraph 4. The Board of Directions may remove from office any members of the Compensation Committee at any time.

Paragraph 5. The compensation of the members of the Compensation Committee shall be set by the Board of Directors once a year.

TITLE VIII
OMBUDSMAN DEPARTMENT

Art. 32. The company shall have an Ombudsman's Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer

rights and protection and conflict mediation, with a term of office of three (3) years, reelection being permitted.

Paragraph 1. The duties of the Ombudsman Department are:

I – to provide the highest-level support to demands of clients and users of products and services that have not been solved at the primary support service channels of the companies part of the Company´s Financial Conglomerate;

II - act as a communication channel between the Company and the customers and users of products and services, including the mediation of conflicts; and

III - inform the Board of Directors or, on its absence, the Company's Executive Board regarding the Ombudsman's Department activities.

Paragraph 2. The Ombudsman's Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment.

Paragraph 3. The Ombudsman's Department is assured access to any information required for preparing appropriate responses to any demands received, with full support of the management, and may request information and documents, so that it can carry out its activities in the fulfillment of its duties.

Art. 33. The duties of the Ombudsman's Department involve the following activities:

I – to support, record, instruct, analyse and deal in a formal and appropriate manner with demands from clients and users of products and services of the companies comprising the Company's Financial Conglomerate;

II – to provide the clarification to the demanding client as to the progress of the demands, informing the estimated deadline for the response;

III – inform to demanding clients the term for the final reply, which cannot exceed ten (10) business days;

IV – to forward a conclusive response to clients' demands within the deadline informed in item III above;

V – to maintain the Board of Directors, or in its absence, the executive management of the companies comprising the Company's Financial Conglomerate, informed about the problems and deficiencies detected in the fulfillment of its duties and about the result of the adopted measures by the officers and directors of the companies part of the Company's Financial Conglomerate in order to solve them; and

VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the Company's Financial Conglomerate at the end of each six-month period, a quantitative and qualitative report about the activities performed by the Ombudsman's Department on the fulfillment of its duties.

Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the duties contemplated in article 32 and the activities established in this article.

TITLE IX
FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Art. 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Art. 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Art. 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the share capital;

II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the share capital and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the General Meeting to decide on the balance, distributing it to the shareholders or to increasing the share capital; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the Company's General Budget submitted by management for approval by the General Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

I – declare dividends out of line item "profit" recorded in the semiannual balance sheet;

II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item "profit" recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

III – declare interim dividends out of line item "retained earnings" or "earnings reserves" in the last annual or semiannual balance sheet.

Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the General Meeting.

Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual General Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to

the mandatory dividends dealt with in item II of article 36 hereof, within the terms of the pertinent legislation.

Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.

Art. 38. The company's accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.

Art. 39. The General Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.

TITLE X
DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

Chapter I - Definitions

Art. 40. for the purposes of Title X, the following terms beginning with capital letters shall have the following meanings:

"**Controlling Shareholder**" means the shareholder or Group of Shareholders exercising the Company's Controlling Power.

"**Transferor Controlling Shareholder**" means the controlling shareholder when they transfer control of the Company.

"**Controlling Shares**" means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the Company.

"**Outstanding Shares**" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank's management and those held in treasury.

"**Disposal of Control**" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"**Buyer**" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company's Control.

"**Group of Shareholders**" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"**Controlling Power**" or "**Control**" means the power effectively used to steer corporate activities and instruct the operation of the Bank's bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders

attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company's and its shares' price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

Chapter II – Disposal of Control of the Company

Art. 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

Sole Paragraph. Disposal of control of the Bank depends on authorization from the Central Bank of Brazil.

Art. 42. The public offering referred in the preceding article should also be consummated:

I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Disposal of Company's Control; or
II. in case of transfer of Control of an entity holding the Company's Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

Art. 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 41 of these Bylaws; and
II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Chapter III – Cancellation of Registration as a Public Company

Art. 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the Company to make in order to cancel the Company's registration as a public Company, the minimum price offered

shall reflect the economic value ascertained in an valuation report referred to in article 45 of the Bylaws, with due regard for the applicable legal and regulatory rules.

Art. 45. The valuation report dealt with in Title X of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent from the Bank, its management and controlling shareholder, and from the latter's decision-making power, and said valuation shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

Paragraph 1. The selection of the specialized institution or company responsible for determining the Bank's Market Price referred to in Title X hereof is exclusively incumbent of the Board of Directors.

Paragraph 2. The costs for preparing the valuation report shall be born in full by those responsible for holding the public offering for the acquisition of the shares.

Title IV – Ordinary Provisions

Art. 46. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

Art. 47. The Company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the Company. The Company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

TITLE XI
ARBITRATION COURT

Art. 48. The Bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA ("Arbitration Regulations"), in the Regulations on Sanctions, in these Bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be delivered. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII
LIQUIDATION

Art. 49. The company shall be liquidated as prescribed in law, and it shall be incumbent on the General Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII
ISSUANCE OF UNITS

Art. 50. The Company may sponsor the issue of share deposit certificates (hereinafter referred to as "Units" or individually as "Unit").

Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.

Art. 51. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

Art. 52. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

Paragraph 2. The Company's Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 50, paragraph 2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.

Article 53. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

Paragraph 1. The right to attend the Company's General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company's General Meetings by an attorney appointed as set forth in article 6, Paragraph 2 hereof.

Paragraph 2. In the event of split, reverse split, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units shall be observed:

(i) In the event of an increase in the quantity of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

(ii) In the event of a reduction in the quantity of shares issued by the Company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

Art. 54. In the event of the exercise of preemptive rights to subscribe shares issued by the Company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the Company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Art. 55. The holders of Units shall be entitled to receive shares arising from splits, mergers and amalgamations involving the Company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form

Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity of fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV
GENERAL AND TRANSITORY PROVISIONS

Art. 56. In cases not covered in these Bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities.

* * *

EXHIBIT C

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE SPIN-OFF FROM BANCO SANTANDER (BRASIL) S.A., WITH THE TRANSFER OF THE SPUN-OFF PORTION TO GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

DRAFT BYLAWS OF GETNET

BYLAWS

TITLE I
CORPORATE NAME, HEAD OFFICES, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

Article 1. **GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.** ("Company") is a corporation governed by the provisions hereof and by the applicable legal provisions, in particular by Law No. 6404 of December 15, 1976, as amended ("Corporations Act").

Article 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the State of São Paulo.

Sole Paragraph: The Executive Board is responsible for deciding to change the address of the Company's principal place of business and to open, transfer or close branches, agencies or offices in any location in the country.

Article 3. The Company's corporate purpose is:

(i) the provision of accreditation services for commercial establishments, individuals and service providers for the acceptance of credit and debit cards, as well as other means of payment or electronic means necessary for registering and approving non-financial transactions.

(ii) provision of services for (a) capturing, transmitting and processing data and information, through a network of various equipment, as well as other related services; (b) management of payments and receipts made to establishments accredited to its network, and other related services; and (c) installation, de-installation, monitoring, supply, maintenance, leasing and commercialization of equipment used in transaction capture networks, and other related services; (d) development and marketing or licensing software; (e) marketing products or distributing services from companies that provide registration information; (f) promoting the sale, distribution and intermediation of prepaid credits from the mobile service, fixed-line telephone, electronic ticketing and other types of prepaid services, and other related services; (g) provision of commercial support services, such as accreditation and disqualification of natural and legal persons, after-sales and out-of-court charges and other related services; (h) provision of technical, commercial and logistical infrastructure services for businesses related to the receipt of accounts from concessionaires, banks and other collection documents, and for businesses related to the provision of banking correspondent services, including other related services, and (i) promoting the sale and distribution of microchips (smart cards) for the mobile service and other modalities;

(iii) issuance of electronic money pursuant to the regulations of the Central Bank of Brazil and provision of services for: (a) management of prepaid payment accounts; (b) provision of a Payment transaction based on electronic money contributed to prepaid payment accounts; and, (c) conversion of funds

into physical or book-entry money, enabling them to be accepted with settlement in a prepaid payment account that it manages; and

(iv) the interest in other companies as partner, shareholder or quotaholder.

Article 4. The Company shall have an indefinite term of duration.

CHAPTER II
SHARE CAPITAL AND SHARES

Article 5. The Company's fully subscribed and paid-in share capital is one billion, four hundred and twenty-two million, four hundred and ninety-six thousand, two hundred and thirty-nine reais and seventy-four cents (BRL 1,422,496,239.74), divided into one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718.477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares, registered and without par value.

Paragraph 1 The Company is authorized to increase the share capital, by resolution of its Board of Directors, regardless of any amendment to its organizational documents, up to the total limit of five billion (5,000,000,000) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 2 When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his/her/its own name and on behalf of the other shareholders, as his/her/its fiduciary agent, with the commitment to pass on to them, within the term of the preemptive right, the shares to which he/she/it is entitled by virtue of his/her/its preemptive right in subscribing for the capital increase or any amounts left over.

Paragraph 3 Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

Paragraph 4 Within the limit of authorized capital and under the plan approved by the Shareholders' Meeting, the Company can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 5 Each common share entitles its holder to one vote at the Shareholders' Meetings.

Paragraph 6 Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to

common shares;

II – priority in the distribution of dividends;

III – participation, under equal terms with common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of suspended incomes, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in case of the liquidation of the Company; and

V – right to be included in a public offering as a result of the Sale of Control of the Company at the same price and under the same conditions offered to the Transferor Controlling Shareholder, as set forth in Chapter X of these Bylaws.

Paragraph 7 Preferred shares do not entitle the holder voting rights, except in respect of the matters listed below:

I - conversion, incorporation, merger or spin-off of the Company;

II - approval of agreements between the Company and Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest, whenever they are subject to a resolution in the Shareholders' Meeting, as provided in law or in the Bylaws; and

III - appraisal of assets intended to be used for payment in full of the Company's capital increase;

Paragraph 8 All shares are registered and held in deposit accounts, under the name of their holders, by the Company itself, without certificates being issued; and the shareholder may be charged for the cost of the transfer of ownership of the shares.

Paragraph 9 A Shareholders' Meeting may, at any time, decide to convert the preferred shares into common shares, settling the conversion ratio.

Paragraph 10 The Company may acquire its own shares, upon authorization by the Board of Directors, with the purpose of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in effect.

Paragraph 11 The Company may, by means of a communication to B3 S.A. – Brasil, Bolsa e Balcão and publication of an announcement, suspend the transfer and stock split services, for a maximum period of fifteen (15) consecutive days or ninety (90) interleaved days, during the year.

Paragraph 12 The new shares, fully paid up, may receive dividends in full, regardless of the subscription date. It shall be the responsibility of the Shareholders' Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares

issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 13 The preemptive right may be excluded or the exercise period may be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, placement of which is made through (i) sale on the stock exchange or public subscription, or (ii) share exchange, in a tender offer, pursuant to Law.

CHAPTER III
SHAREHOLDERS' MEETING

Article 6. The Shareholders' Meeting shall be held, ordinarily, within the first four months after the end of the fiscal year, and, extraordinarily, whenever the corporate interests so require.

Paragraph 1. The Shareholders' Meeting shall be convened by the Board of Directors or, in cases provided by law, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The Shareholders' Meeting called to resolve on the deregistration of the publicly-held company, shall be called at least thirty (30) days in advance.

Paragraph 2. A shareholder may be represented at a Shareholders' Meeting by an attorney-in-fact authorized for less than one (1) year, who must be a shareholder, Company manager or lawyer, pursuant to the Corporations Act, and the prior submission of the respective power of attorney at the Company's registered office may be required, within the period indicated in the notice of the meeting.

Article 7. The Shareholders' Meeting shall be installed and chaired by the Chairman of the Board of Directors, by any member of the Executive Board, or even by the representative of the Controlling Shareholder, who shall invite one of the attendees to act as secretary.

Article 8. The Shareholders' Meeting is responsible for resolving upon all matters that are private to it, pursuant to current legislation. The resolutions of the Shareholders' Meeting shall be taken by an absolute majority of votes.

CHAPTER IV
COMPANY'S MANAGEMENT

Article 9. The Company shall be managed by a Board of Directors and an Executive Board.

Article 10. Only natural persons may be elected to be members of the management bodies. The members of the Board of Directors may be shareholders or not, residents in the country or not, and the members of the Executive Board may be shareholders

or not, residents in the country.

Article 11. Managers shall take office by means of investiture instruments drafted in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, regardless of posting bond, after the approval of their names by the Central Bank of Brazil, as well as compliance with the applicable legal requirements.

> **Sole paragraph.** The term of investiture must be signed within thirty (30) days following the approval of the election by the competent governmental body, unless rationale accepted by the management body for which the Director or Officer has been elected, under penalty of becoming void.

Article 12. Directors and Officers are prevented from intervening in the study, deferral or settlement of business or loans of interest to the Company:

> **I** – that they are partners or shareholders with more than five percent (5%) of the share capital; or
>
> **II** – of whose management they are members or have been a member up to six (6) months prior to their investiture in the position of manager of the Company.

Article 13. The members of the Board of Directors, up to one third (1/3), may be elected for the positions in the Executive Board.

> **Sole Paragraph.** The offices of Chairman of the Board of Directors and of Chief Executive Officer shall not be accumulated by the same person.

Article 14. The terms of office of the members of the Board of Directors and the Executive Board are unique and coincident, and the term of office of each of the managers shall extend until the investiture of their replacement.

Article 15. The Shareholders' Meeting shall establish the annual overall remuneration of the managers and it shall be incumbent upon the Board of Directors to distribute the amount individually. Profit sharing may be attributed to the Managers, pursuant to Article 190 of the Corporations Act, subject to legal limits and provisions.

Section I
Board of Directors

Article 16. The Board of Directors shall consist of at least five (5) and at most twelve (12) members, elected by the Shareholders' Meeting, with a unified term of office of two (2) years, considering each year as the period between two (2) Annual Shareholder's Meetings, reelection being permitted.

> **Paragraph 1** At the Shareholders' Meeting which is held to resolve the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.
>
> **Paragraph 2** At the end of the term of office the members of the Board of

Directors shall remain in office until the new members are elected.

Paragraph 3 The member of the Board of Directors shall have no access to information or attend to Board meetings in connection with matters in which they have an interest, or which represent a conflict of interest with that of the Company.

Paragraph 4 The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without powers of decision, always with the purpose of advising the Board of Directors, made up of members nominated by the Board from among the members of the management and/or other persons directly or indirectly connected with the Company.

Article 17. The Board of Directors shall have one (1) Chairman and one (1) Vice-Chairman, who shall be elected by the majority of votes of those in attendance at the Shareholders' Meeting that appoints the members of the Board of Directors, subject to the provisions of 3 in the event of vacancy and in the absence or temporary impediment of the positions of Chairman and Vice-Chairman.

Paragraph 1 The Chairman of the Board of Directors shall be replaced by the Director appointed by the Vice-Chairman. In case of absence or temporary impediments of the Vice-Chairperson, the Chairperson shall appoint a substitute from among the other members. In the case of temporary impediments or absences of the other members of the Board of Directors, each director shall appoint his/her/its substitute among the other Directors.

Paragraph 2 The substitutions provided for in this article that imply the accumulation of positions shall not imply the accumulation of fees and other advantages, nor the voting right of the person replaced.

Paragraph 3 In the event of a vacancy in the position of Chairman of the Board of Directors, the Vice-Chairman shall take on his/her/its duties, his/her/its position remaining unchanged. In the event of a vacancy in the position of Vice-Chairman, the Chairman shall appoint his/her/its substitute from the remaining Directors. In the event of vacancy in the position of member of the Board, and if necessary to compose the minimum number of members referred to in the head provision of article 16 of these Bylaws, the Board of Directors shall appoint his/her/its substitute, *ad referendum* from the next Shareholders' Meeting.

Article 18. The Board of Directors shall meet, annually, four (4) times a year; however, the meetings may be held more frequently, if the Chairman of the Board of Directors so requests.

Paragraph 1 The call notices for the meetings shall be made through a notice in writing delivered to each Member of the Board of Directors within at least five (5) business days in advance, unless the majority of its acting members determine a lower term, but not below forty eight (48) hours, pursuant to Paragraph 3 of this article.

Paragraph 2 The calls shall indicate the place, date and time of the meeting,

as well as, briefly, the agenda.

Paragraph 3 The presence of all members shall allow the holding of meetings of the Board of Directors, regardless of prior call;

Paragraph 4 The Board of Directors' meetings shall take place at the Company's headquarters, or, if all Directors decide, in another location. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held in real time, and considered as a single act.

Paragraph 5 The Board of Directors' meetings shall be installed with a minimum quorum of fifty percent (50%) of its elected members. If there is no installation quorum on first call, the Chairman must call a new meeting of the Board of Directors, which may be installed, on second call, to take place at least two (2) business days in advance, with any number. The matter that is not on the agenda of the original meeting of the Board of Directors cannot be considered on second call, unless all members are in attendance and they expressly agree with the new agenda.

Paragraph 6 The Board of Directors' meetings shall have one (1) Secretary appointed by who presides over them and all its resolutions shall be included in the minutes drawn up in the appropriate book, and those that produce effects before third parties shall be published.

Paragraph 7 The Board of Directors' resolutions shall be taken by majority vote among the members in attendance.

Article 19. In addition to the duties assigned by law or by the Bylaws, the Board of Directors shall:

I. comply with and to ensure compliance with these Bylaws and resolutions of Shareholders' Meeting;

II. determine the overall direction of the Company's business and operations;

III. appoint and dismiss Officers and to establish their duties;

IV. set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the Shareholders' Meeting;

V. supervise the management of the Officers; examine at any time the books and papers of the Company; request information on agreements signed or to be signed and any other acts;

VI. choose and to dismiss the independent auditors establishing their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. give an opinion on the Management's Report, the Executive Board's accounts and the financial statements of the Company, and resolve on their

submission to the Shareholders' Meeting;

VIII. approve and to review the annual budget, the capital budget and business plan, and to formulate a capital budget proposal to be submitted to the Shareholders' Meeting for the purpose of profit retention;

IX. decide on calling the Shareholders' Meeting, when it deems convenient to do so, or in article 132 of Law No. 6.404/76;

X. submit the proposed allocation of the fiscal year net income to the Annual Shareholders' Meeting, as well as examine and resolve on the semi-annual balance sheets or balance sheets for shorter periods, and the payment of dividends or interest on shareholders' equity deriving from said balance sheets, as well as resolve on the payment of interim or periodical dividends as retained earnings or appropriated retained earnings existing as of the latest annual or semi-annual balance sheet:

XI. submit proposals to the Shareholders' Meeting, for share capital increase or reduction, grouping, bonus or splits of the Company's stock, as well as amendments to the Bylaws;

XII. submit to the Shareholders' Meeting proposal for the Company's liquidation, merger, spin-off and consolidation;

XIII. approve the increase in the Company's share capital, regardless of amendment to the Bylaws, within the limits authorized in paragraph 1 of article 5 of these Bylaws, setting the price, the payment term and the conditions for issuing the shares, as well as the issuance of credit securities and other instruments convertible into shares within the limits authorized in paragraph 1 of article 5 of these Bylaws, and may also exclude the preemptive right or reduce the term for its exercise in the issue of shares, subscription warrants, credit securities and other instruments convertible into shares, the placement of which is made by sale on the stock exchange or by public subscription or in a public offer for the acquisition of Control, under the terms established by law;

XIV. consider the issue of subscription warrants, as provided in Paragraph 3 of Article 5 of these Bylaws;

XV. to grant, after approval by Shareholders' Meeting, share purchase options to managers, employees or individuals providing services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved at the Shareholders' Meeting;

XVI. resolve on the negotiation with the Company's shares for cancellation or to be held in treasury and respective sale, subject to the pertinent legal provisions;

XVII. fix the amount of profit sharing for officers and employees of the Company and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. decide on the payment or credit of interest on the Company's

shareholders' equity to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or sale of investments in equity interests in amounts greater than five percent (5%) of the equity contained in the last balance sheet approved by the Annual Shareholders' Meeting, as well as to authorize the establishment of joint ventures or the achievement of strategic alliances with third parties;

XX. appoint and dismiss the Company's Ombudsman;

XXI. appoint and dismiss the members of the Audit Committee, fill vacancies that occur upon passing, resignation or dismissal and approve the body's By-Laws, subject to the provisions of Chapters VI and VII of these Bylaws;

XXII. authorize the sale of personal and real estate properties of the permanent assets, the creation of liens and provision of guarantees for third-party obligations, whenever they exceed five percent (5%) of the equity reported in the last balance sheet approved at the Annual Shareholders' Meeting;

XXIII. in special cases, grant specific authorization for particular documents to be signed by a single Officer, to be drawn-up in the appropriate book, except for the cases provided for in these Bylaws;

XXIV. approve the contracting of the institution that provides the services of bookkeeping of shares or certificate of deposit of shares ("Units");

XXV. approve policies for the disclosure of information to the market and trading with the Company's securities;

XXVI. choose the institution or company specialized in economic valuation of companies, to prepare an appraisal report for the Company's shares, in the event of cancellation of registration as a publicly-held company, as defined in Chapter X of these Bylaws;

XXVII. provide favorable or opposite statement with regard to any share acquisition public offering which purpose is the shares issued by the Company by means of a grounded previous opinion, disclosed within up to fifteen (15) days from the publication of the notice of public offer for acquisition of shares, which shall include at least: (i) the appropriateness and timeliness of the public offering for acquisition of shares regarding the interest of all shareholders and with regard to the liquidity of the securities held by them; (ii) the repercussions of the public offering for acquisition of shares on the interests of the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other issues deemed relevant by the Board of Directors, as well as information required by the applicable rules established by the Brazilian Securities and Exchange Commission;

XXVIII. resolve on any other matter that may be submitted to it by the Executive Board, and convening members of the Executive Board for joint meetings whenever it deems appropriate;

XXIX. create auxiliary, technical or advisory commission and/or committees, permanent or not, to define the respective responsibilities and powers other than those assigned to the Board of Directors itself under the terms of article 142 of Law 6.404/76, and to supervise its performance, as per article 16, 6 of these Bylaws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation.

XXXI. establish the rules related to the Units, as provided for in Chapter XIII of these Bylaws;

XXXII. supervise the planning, operation, control and review of the management compensation policy for the Company's management; and

XXXIII. ensure that the management compensation policy adheres to the regulations disclosed by the Central Bank of Brazil.

Article 20. The Chairman of the Board of Directors shall:

I. convene and preside over its meetings;

II. call the Shareholders' Meeting;

III. guide the preparation of Board meetings;

IV. assign special duties to the Directors; and

V. call, when the body is in operation, the serving members of the fiscal council to attend the meetings of the Board of Directors, agenda of which includes matters on which the Fiscal Council must give its opinion.

Section II
Executive Board

Article 21. The Company shall be managed by an Executive Board, pursuant to the applicable legal provisions and these Bylaws, consisting of at least three (3) and at most ten (10) Officers, shareholders or not, resident in the country and elected and dismissible at any time by the Board of Directors, among which, one (1) will be mandatorily appointed as Chief Executive Officer, and the others may be appointed Executive Vice-Presidents and Officers without specific designation.

Paragraph 1 The members of the Executive Board shall be elected from among persons of unblemished reputation and recognized professional competence.

Paragraph 2 The appointment of the positions referred to in the head provision of this article shall occur at the time of their election.

Paragraph 3 Without prejudice to the provisions of this article, any Officer may use his/her/its title plus an indication of the area for which he/she/it is answering for.

Paragraph 4 In the election of a new member of the Executive Board, or a substitute, in the event of vacancy, the term of office shall coincide with that of the other elected members.

Paragraph 5 The office of Investor Relations Officer may be taken cumulatively with another position on the Executive Board.

Article 22. In the event of absence or temporary impediment, the Chief Executive Officer shall be replaced by any other Officer appointed by the Executive Board, in a special meeting. The other Officers shall be replaced by another Officer, appointed by the Chief Executive Officer.

Paragraph 1. In case of vacancy of any of the Officers, the Board of Directors shall elect the substitute to complete the respective term of office.

Paragraph 2. For the purposes of the provisions of paragraph 1 of this Article, vacancy occurs with dismissal, death, resignation, permanent impediment, invalidity or unjustified absence for more than thirty (30) consecutive days.

Paragraph 3. The Officers shall exercise their terms of office for a period of two (2) years, being eligible for reelection, and shall remain in their positions until the investiture of their substitutes.

Article 23. It is forbidden entering into any contracts, agreements, commitments or other forms of commercial agreement between the Company and its managers, except if previously approved by the Board of Directors and provided that the conditions practiced by the market are observed.

Article 24. Respecting the powers of the Shareholders' Meeting and the Board of Directors provided for in these Bylaws, the Executive Board has the following duties:

I. comply and ensure compliance with these Bylaws and with the resolutions of the Shareholders' Meeting and the Board of Directors;

II. command the performance of the Company's business, within the general guidelines established by the Board of Directors;

III. issue and approve instructions and bylaws that it deems useful or necessary, provided that the powers of the Board of Directors is observed;

IV. represent the Company before municipal, state and federal public bodies;

V. represent the Company before financial institutions, public or private, with powers to open accounts, sign checks and cash transactions, in compliance with the provisions of these Bylaws;

VI. present the report and financial statements of each fiscal year to the Board of Directors. Together with the financial statements, the Executive

Board shall present a proposal to the Board of Directors on the distribution to be given to the net income for the year, as provided for in Chapter VI of these Bylaws;

VII. decide on the creation or cancellation of positions and functions, determine compensation, by establishing job and salary policies and guidance of the Board of Directors;

VIII. provide suretyship or accommodation in transactions of interest to companies in which the Company has equity interest;

IX. authorize the acquisition or sale of investments in equity interests with third parties, comprised between three percent (3%) and five percent (5%) of the equity included in the last balance sheet approved by the Annual Shareholders' Meeting;

X. authorize the sale of assets and properties, the creation of liens and provision of guarantee for third-party obligations, whenever between three percent (3%) and five percent (5%) of the equity reported in the last balance sheet approved at the Annual Shareholders' Meeting;" and

XI. set out the functions and responsibilities of its members, according to the regulations of regulatory bodies and supervisory bodies of the Company's activities.

Paragraph 1. It is incumbent upon the Chief Executive Officer to:

(i) conduct the preparation and execution of strategic plans, in all areas of the Company, aiming at ensuring its development, growth and business continuity, in the general guidance established by the Board of Directors;

(ii) monitor the execution of the action plans of the areas, facilitating and integrating the work of the teams, aiming at optimizing efforts to achieve the Company's goals;

(iii) identify opportunities, assess feasibility and make recommendations on new investments or new business development, with a view to ensuring an appropriate return to shareholders and safeguarding the security of the Company's assets;

(iv) guarantee the practice of established governance, in line with the standards established by the Company's Board of Directors;

(v) conduct the processes of changes in the organization's culture, oriented towards the continuous search for quality and high standards of individual and collective performance;

(vi) maintain contacts with the management of companies, professional associations and government agencies to identify opportunities for expanding

business or improving products, services and solutions that translate into benefits for customers, the market and the community in general;

(vii) provide actions that meet the expectations of the relationship chain (stakeholders): shareholders, controllers, customers, employees, suppliers, competitors, the community in which it operates and the environment, which strengthens relationships ensuring the sustainable growth of the Company.

Paragraph 2. It is incumbent upon the Executive Vice-Presidents to: assist the Chief Executive Officer in carrying out his/her duties, as well as perform the duties assigned to him/her by the Chief Executive Officer.

Paragraph 3. It is incumbent upon the Investor Relations Officer to: (i) coordinate, manage, direct and supervise the work of investors relations, as well as represent the Company before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, Stock Exchanges, and other institutions related to the capital market activities, in Brazil or abroad; and (ii) any other duties from time to time, as determined by the Board of Directors;

Paragraph 4. It is incumbent upon the Officers without specific designation: coordinate the areas assigned to them by the Board.

Article 25. The Officers, within their respective assignments, have broad powers of administration and management of the social businesses for the practice of all acts and the performance of all operations that are related to the Company's business purpose, except for the assumptions provided for in these Bylaws, including operations that may only be carried out with the prior resolution of the Shareholders' Meeting or the Board of Directors, as the case may be.

Article 26. Two Officers together shall be empowered to represent the Company, assuming obligations or exercising rights in any act, contract or document that entails responsibility for the Company, including providing guarantees to third party obligations, within the limits established in these Bylaws.

Paragraph 1. The Company shall also be obliged when represented: (i) by one (1) Officer together with one (1) attorney-in-fact, when so established in the mandate and pursuant to the powers granted therein; or (ii) by one (1) Officer or one (1) attorney-in-fact, when so established in the mandate and according to the extent of the individual powers; or (iii) by two (2) attorneys-in-fact together, when so established in the respective mandates and according to the extent of the powers granted therein;

Paragraph 2. Powers of attorney shall be granted by two (2) Officers together and shall specify the powers granted and the term of office, which cannot exceed one (1) year, except in the case of *ad judicia* powers of attorney, intended for defense of the Company's interests in court or in administrative procedures, which may be granted for an indefinite period.

Paragraph 3. Two Officers shall be empowered to decide on the installation, transfer or closure of branches, subsidiaries, chapters, offices or representations, in the country or abroad.

Paragraph 4 Any member of the Executive Board is responsible for the representation of the Company in court, in administrative proceedings or in acts that require the personal response from a legal representative.

Article 27. The Board of Directors shall meet validly with the presence of the majority of its respective members and shall resolve by the vote of the majority of those in attendance, called by the Chief Executive Officer, or, in his/her absences and impediments, by his/her substitute or by any other two (2) Officers jointly.

Paragraph 1. The previous call notice of the meeting as a condition for its validity shall be exempted upon the attendance of all Board members of the Company.

Paragraph 2. Minutes of the meetings are drawn up on the Book of Minutes of Meetings of the Board.

Paragraph 3. Each Officer is entitled to one (1) vote in meetings. The resolutions of the Executive Board are valid with the favorable vote of the majority of the attending Officers.

Paragraph 4. In case of a tie, the Chief Executive Officer shall cast a casting vote.

Paragraph 5. In addition to the members of the Executive Board who effectively attend the meeting, members who express their vote in writing transmitted by fax, electronic message, or any other means of communication that ensures the authorship of the document, shall be considered in attendance, as well as those who participate by conference call, videoconference or any other means of communication that allows the identification of the member and simultaneous communication with all other persons attending the meeting. The respective minutes must be subsequently signed by all members participating in the meeting.

Article 28. Acts performed by Directors, Officers, attorneys-in-fact or employees, in business foreign to the business purpose, are expressly prohibited, being null and ineffective in relation to the Company, including the provision of suretyship, accommodation, endorsement or any guarantee unrelated to the business purpose or that are contrary to the provisions of these Bylaws, with the exception of the provision of suretyship, accommodation or other guarantee necessary for the transfer and accommodation of an employee, by means of the joint signature of any two (2) Officers.

CHAPTER V
FISCAL COUNCIL

Article 29. The Company's Fiscal Council operates on a non-permanent basis, with the duties and powers provided by law, and is installed by resolution of the Shareholders' Meeting or at the request of the shareholders, in the cases provided for by law.

Paragraph 1. When installed, the Fiscal Council consists of three (3) acting and alternate members of equal number, shareholders or not, elected by the Shareholders' Meeting.

Paragraph 2. The investiture of the members of the Fiscal Council in their positions is done by a term drawn up in the appropriate book, signed by the sworn Director.

Paragraph 3. The Fiscal Council elects its President at the first meeting.

Paragraph 4. The resolutions of the Fiscal Council are always taken by majority vote and drawn up in the form of minutes in the proper book, signed by all in attendance.

Paragraph 5. The unified term of office of the members of the Fiscal Council ends at the Annual Shareholders' Meeting subsequent to that of their election.

Paragraph 6. In case of vacancy or impediment, the members of the Fiscal Council shall be substituted by their respective alternate.

Paragraph 7. In case of vacancy of the position of Fiscal Council member, the respective alternate fills the position. If there is no alternate member, a Shareholders' Meeting shall be called to proceed with the election of a member for the vacant position.

CHAPTER VI
AUDIT COMMITTEE

Article 30. The Company shall have an Audit Committee, composed of a minimum of three (3) and a maximum of six (6) members, appointed by the Board of Directors, from among persons, members or not of the Board of Directors, who fulfill the required legal and regulatory conditions for the performance of the position, including the requirements that ensure his/her/its independence, one of them with proven knowledge in the areas of accounting and auditing, with a term of office of one (1) year, extending to the date of the investiture of the substitute directors and being allowed the reappointment for up to four (4) consecutive times, pursuant to the applicable legislation.

Paragraph 1 After the expiry of the maximum limit for reappointments provided for in this Article 31, the member of the Audit Committee may only join such body in the Company after at least three years after the end of his/her/its previous term of office.

Paragraph 2 Up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of one (1) year, waiving the interstitial of three (3) years provided for in 1, above.

Paragraph 3 When the members of the Audit Committee are to take office, its Coordinator shall be appointed.

Paragraph 4 The Audit Committee shall report directly to the Company's Board of Directors.

Paragraph 5 In addition to other responsibilities conferred upon the Audit Committee by law or regulatory rule, it shall be incumbent upon the Committee to:

I – establish, in the Bylaws, the operational rules for its operation;

II – recommend to the Board of Directors the hiring or replacement of the independent auditors;

III – review prior to publication, the semi-annual accounting statements, including the notes, management reports and opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance, by the Company's management, with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information on non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board the adjustment or enhancement of policies, practices, and procedures identified within the scope of its duties;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check the compliance with their recommendations or points raised, including with regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX - meet with the Fiscal Council, if any, and with the Board of Directors, at their request, to discuss the policies, practices, and procedures identified within the scope of their respective duties;

X – prepare, at the end of the semesters ended on June 30 and

December 31 of each year, the Report of the Audit Committee, in compliance with the applicable legal and regulatory requirements.

Paragraph 6 Together with the half-yearly financial statements, the Audit Committee shall publish a summary of the report referred to in item X of the previous paragraph.

CHAPTER VIII
OMBUDSMAN OFFICE

Article 31. The Company shall have an Ombudsman Office, consisting of an Ombudsman, who shall be appointed by the Board of Directors from among people who fulfill the minimum conditions and requirements to ensure its good operation, and must be proficient in issues related to ethics, consumer rights and defense and mediation of conflicts, with a three (3) year term of office, reelection being permitted.

Paragraph 1. It is incumbent upon the Ombudsman Office to:

I – provide services as a last resort to the claims of customers and products and services users that were not solved through the primary service channels of the Company;

II – Act as a communication channel between the Company and the customers and products and services users, including in the mediation of conflicts; and

III – inform the Company's Board of Directors about the Ombudsman Office's activities.

Paragraph 2. The Ombudsman Office shall have the proper conditions to work, as well as to act based on transparency, independence, impartiality, and immunity.

Paragraph 3. It is assured to the Ombudsman Office access to the information that is necessary for development of an adequate reply to the complaints received with total administrative support, when it may request information and documents for the performance of its activities in compliance with its attributions.

Article 32. The Ombudsman duties include the following activities:

(i) to ensure compliance with the legal and regulatory rules relating to consumers rights and to act as a communication channel among the Company, customers and users of products and services, including in conflict mediation;

(ii) serve, register, instruct, analyze, and formally and adequately treat the claims of customers and products and services users of the Company;

(iii) provide any required clarifications and notify the claimants of the processes as to the status of their demands as well as of the actions taken, informing the deadline expected for their response;

(iv) inform the claimants about the deadline for the final response, which cannot exceed ten (10) business days;

(v) forward a conclusive response to the claimants' demand by the deadline specified in item (iv) above;

(vi) maintain the Company's Board of Directors updated on problems and weaknesses observed in the fulfillment of its duties and on the outcome of the measures adopted by the Company's management to address them; and

(vii) prepare and forward to the internal audit, to the audit committee and to the Board of Directors of the Company, as applicable, at the end of each semester, a quantitative and qualitative report about the activities developed by the Ombudsman Office in the performance of its duties.

Sole paragraph. The Board of Directors may remove the Ombudsman at any time, if he/she fails to comply with the duties provided for in article 32 and the activities established in this article 33 of the Company's Bylaws.

CHAPTER IX
FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Article 33. The fiscal year of the Company starts on January 1 and ends on December 31 of each year. At the end of each fiscal year, the financial statements for the fiscal year ended are drawn up, to be presented to the Shareholders' Meeting, in compliance with the relevant legal provisions.

Article 34. With the financial statements for the fiscal year, management shall submit to the approval of the Annual Shareholders' Meeting the proposal on the allocation of net income for the fiscal year, after deducting the interests referred to in article 190 of the Corporations Act, if applicable, in compliance with following order of destination:

(i) five percent (5%) for establishment of the legal reserve, until the balance reaches twenty percent (20%) of the share capital, provided that the Company shall be exempted from creating the legal reserve in any fiscal year when its balance of legal reserve, accrued by the amount of the capital reserves set forth in article 182, paragraph 1 of the Corporations Act, exceeds thirty percent (30%) of the share capital;

(ii) the portion necessary for payment of a mandatory dividend which shall not be smaller, in each fiscal year, than twenty-five percent (25%) of the adjusted annual net profit, as provided for by article 202 of the Corporations Act. and

(iii) the balance shall have the destination that may be decided by the Shareholders' Meeting, as proposed by the Board of Directors, including for the formation of the reserve referred to in Article 36.

Article 35. From the balance of the remaining net income, as proposed by the Board of Directors, the Shareholders' Meeting may resolve on the formation of the following reserves: Reserve for Reinforcement of Working Capital and Reserve for Equalization of Dividends, being:

(i) fifty percent (50%) as a Reserve for Reinforcement of Working Capital in order to guarantee financial means for the Company's operation; and

(ii) fifty percent (50%) as a Reserve for Equalization of Dividends in order to guarantee funds for the continuity of the semiannual distribution of dividends.

Article 36. The Company may, by resolution of the Board of Directors, declare, pay or credit, during the fiscal year and until the Annual Shareholders' Meeting:

(i) interim and intermediate dividends, including by way of partial or total advance of the mandatory dividend, to the account of: a) Half-Yearly Balance Sheet Profits; b) Profit Reserves existing in the last annual or half-yearly balance sheet;

(ii) interest on shareholders' equity, with interest on shareholders' equity paid or credited to the mandatory dividend amount, based on article 9, paragraph 7, of Law no. 9.249/95.

Paragraph 1. The Company may also, by resolution of the Board of Directors, draw up quarterly or shorter balance sheets and distribute dividends or interest on shareholders' equity, both due to the mandatory dividend, subject to the relevant legal and statutory provisions.

Paragraph 2. The Shareholders' Meeting may not resolve on the distribution of a dividend lower than the mandatory one as provided for in the Corporations Act.

Paragraph 3. Dividends made available to shareholders and unclaimed expire within three (3) years, counting from the date they are made available to shareholders, and, once prescribed, are reversed in favor of the Company.

CHAPTER X
DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

Section I
Definitions

Article 37. For the purposes of this Chapter X, the following terms in capital letters

shall have the following meanings:

"Controlling Shareholder" means the shareholder or the group of shareholders exercising the Company's Controlling Power.

"Transferor Controlling Shareholder" means the Controlling Shareholder when it promotes the disposal of the Company's control.

"Controlling Shares" means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the Company's Controlling Power.

"Outstanding Shares" means all shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons related to them, by the Company's managers and those in treasury.

"Disposal of the Company's Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Transferee" means the one to whom the Transferor Controlling Shareholder transfers the Controlling Shares upon a Disposal of the Company's Control.

"Group of Shareholders" means the group of persons: (i) bound by contracts or agreements for vote of any nature, whether directly or by means of controlled companies, controlling companies, or companies under a common control, or (ii) between which there is a control relationship; or (iii) under common control.

"Controlling Power" or **"Control"** means the power effectively used to direct the corporate affairs and guide the operation of the Company's bodies, directly or indirectly, de jure or de facto, regardless of equity interest held. A controlling interest shall be deemed to exist in relation to the person or Group of Shareholders holding the amount of shares necessary to ensure an absolute majority of votes of the shareholders in attendance at the most recent three (3) Shareholders' Meetings of the Company, even if they do not hold the number of shares that actually should provide them with an absolute majority of the voting stock.

"Economic Value" means the Company's and its shares' price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by Brazilian Securities and Exchange Commission.

Section II
Disposal of the Company's Control

Article 38. The Disposal of the Company's Control, directly or indirectly, whether in a single transaction or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Transferee agrees to make a public offering to acquire the shares of all the other shareholders, with due regard

for the same conditions and terms provided for in the legislation in force, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

Sole paragraph. The Disposal of the Company's Control depends on the approval of the Central Bank of Brazil.

Article 39. The public offer referred to in the previous article shall also be made:

I - in the event of a burdensome assignment of rights of subscription of shares and other instruments or rights related to securities convertible into shares which may result in the Disposal of the Company's Control; or

II - in the event of disposal of Control of a company that holds the Company's Controlling Power, in which case the Transferor Controlling Shareholder shall be required to declare to B3 S.A. – Brasil, Bolsa, Balcão the amount attributed to the Company in such disposal and attach a document supporting such amount.

Article 40. Whoever acquires the Control Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I - make the public offering referred to in article 39 of these Bylaws; and

II - pay, as indicated below, an amount equivalent to the difference between the price of the public offer and the amount paid per share, eventually acquired in stock exchange during the six (6) months previous to the date of acquisition of the Controlling Power, duly updated to the moment when the payment is made. Such amount shall be distributed among all individuals that sold the Company's shares in the trading floors in which the Transferee made the acquisitions, proportionately to the daily net selling balance of each one, and B3 S.A. – Brasil, Bolsa e Balcão shall be responsible for making the distribution, under the terms of its regulations.

Section III
Cancellation of Public Company Registration

Article 41. In the public tender offer to be made, compulsorily, by the Controlling Shareholder or by the Company for the cancellation of registration of publicly-held company of the Company, the minimum price to be offered shall correspond to the Economic Value determined in the appraisal report, referred to in article 43 of these Bylaws, observed the legal and regulatory standards.

Article 42. The appraisal report referred to in Chapter X of these Bylaws must be prepared by a specialized institution or company, with proven experience and independent from the Company, its management and Controlling Shareholder, as well as their decision power, and the report must also satisfy the requirements of 1 of article 8 of Law 6404/76 and contain the responsibility provided for in Paragraph 6 of the same article 8.

Paragraph 1. The choice of the specialized institution or company responsible for determining the Company's Economic Value referred to in Chapter X of

these Bylaws is the exclusive responsibility of the Board of Directors.

Paragraph 2. The costs of preparing the appraisal report shall be fully borne by those responsible for the actual tender offer of purchase of shares.

Section IV
Ordinary Provisions

Article 43. One single public offering for the acquisition of shares may be organized to meet more than one of the purposes provided under this Chapter X of these Bylaws or in the regulations issued by the Brazilian Securities and Exchange Commission, provided that the procedures of all types of public offerings for the acquisition of shares may be harmonized and that there is no prejudice to the targets of the offering, and the authorization of Brazilian Securities and Exchange Commission is obtained when so requested by the applicable law.

Article 44. The Company or the shareholders responsible for making the public offerings for the acquisition of shares provided for in this Chapter X of these Bylaws, in the Novo Mercado Regulations or in the regulations issued by Brazilian Securities and Exchange Commission, may guarantee the public offering by any shareholder, third party and, as the case may be, by the Company. The Company or shareholder, as the case may be, are not exempt from the obligation of making the public offering for acquisition of shares up to the occasion on which such public offering is concluded in compliance with the applicable rules.

CHAPTER XI
ARBITRATION COURT

Article 45. The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, any and all disputes or controversies that may arise between them, related to or arising in particular from the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Arbitration Rules of the Arbitration Chamber of Mercado established by B3 S.A. – Brasil, Bolsa e Balcão ("Arbitration Rules"), in the Sanction Regulation, in this Bylaws, the provisions of Law No. 6.404/76, in the rules issued by the National Monetary Council, the Central Bank of Brazil or the Brazilian Securities and Exchange Commission, and other rules applicable to the operation of the capital market in general, before the Arbitration Chamber of the Mercado, in accordance with its Arbitration Rules.

Paragraph 1. The arbitration procedure shall be instituted before the Arbitration Chamber of Mercado, under the terms of its Arbitration Rules.

Paragraph 2. Without prejudice to the validity of this arbitration clause, the request for urgent measures by the Parties, before the formation of the Arbitral Tribunal, shall be referred to the Judiciary Branch, pursuant to item 5.1.3 of the Arbitration Rules of the Arbitration Chamber of Mercado.

Paragraph 3. The Brazilian law shall be the sole law applicable to the merits of any and all disputes, as well as to the performance, construal and effectiveness of this arbitration clause.

Paragraph 4. The arbitration proceeding shall be conducted in the City of São

Paulo, State of São Paulo, where the arbitration award shall be rendered. The arbitration shall be managed by the Arbitration Chamber of Mercado itself, being conducted and determined pursuant to the applicable provisions of the Arbitration Regulation.

CHAPTER XII
LIQUIDATION

Article 46. The Company shall be wound-up in the events provided for in law, and the Shareholders' Meeting shall be incumbent upon electing the liquidator, as well as the Fiscal Council, which shall operate during the period of winding-up, according to the legal formalities.

Sole Paragraph. In the event of liquidation of the Company, after the creditors are paid or guaranteed, the assets of the company shall be assessed, and the remaining assets, if any, shall be distributed to the shareholders in the same proportion of the number of shares held by them in the share capital of the Company.

CHAPTER XIII
UNITS ISSUANCE

Article 47. The Company may sponsor the issuance of share deposit certificates (hereinafter referred to as "Units" or individually as "Unit").

Paragraph 1. Each Unit shall represent one (1) common share and one (1) preferred share issued by the Company, observing that the Board of Directors may define transitional rules for the composition of the Units due to the approval of the increase in share capital by the Central Bank of Brazil. During this transition period, the Units may include share subscription receipts. Units shall be in book-entry form.

Paragraph 2. The Units shall be issued in the case of a public offering of primary and/or secondary distribution or at the request of the shareholders who so wish, subject to the rules to be set by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 3. Only shares free of liens and encumbrances may be deposited for the issue of Units.

Article 48. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

Article 49. The Units holder shall have the right, at any time, to request the depository financial institution to cancel the Units and deliver the respective deposited shares, observing the rules to be set by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 1. The cost of transferring and canceling the Unit of the respective holder may be charged.

Paragraph 2. The Board of Directors of the Company may, at any time,

suspend, for a certain period, the possibility of issuing or canceling Units provided for in article 48, paragraph 2 and in the head provision of this article, respectively, in the case of the start of a public offering of primary and/or secondary distribution of Units, in the local and/or international market, in which case the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 3. The Units that have burden, lien or encumbrances may not be canceled.

Article 50. The Units shall grant their holders the same rights and advantages as the deposited shares.

Paragraph 1 The right to participate in the Shareholders' Meetings of the Company and exercise in them all the prerogatives conferred on the shares represented by the Units, upon proof of their ownership, rests exclusively with the Units holder. The holder of the Unit may be represented at the Shareholders' Meetings of the Company by an attorney-in-fact appointed under the terms of article 6, paragraph 2 of these Bylaws.

Paragraph 2. In the event of a split, reverse split, bonus or issue of new shares through the capitalization of profits or reserves, the following rules shall be observed in relation to the Units:

(i) In the event of an increase in the number of shares issued by the Company, the depository financial institution shall register the deposit of the new shares and credit new Units to the account of the respective holders, in order to reflect the new number of shares held by the holders of the Units, always keeping the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, and the shares that are not eligible to constitute Units shall be directly credited to the shareholders, without the issue of Units.

(ii) In the event of a reduction in the number of shares issued by the Company, the depository financial institution shall debit the Units deposit accounts of the holders of the grouped shares, performing the automatic cancellation of Units in a sufficient number to reflect the new number of shares held by holders of the Units, always keeping the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, and the remaining shares that are not eligible to constitute Units shall be delivered directly to the shareholders, without the issuance of Units.

Article 51. In the case of exercise of the preemptive right to subscribe shares issued by the Company, if any, the depository financial institution shall create new Units in the book-entry record book and credit these Units to the respective holders, in order to reflect the new amount of preferred shares and common shares issued by the Company deposited in the deposit account linked to the Units, always observing the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, with the shares that not eligible to constitute Units shall be credited directly to shareholders, without the issue of Units. In case of exercise of the preemptive right to subscribe other securities issued by the Company, there shall

be no automatic credit of Units.

Article 52. The holders of Units shall be entitled to receive shares resulting from a spin-off, merger or consolidation involving the Company.

Article 53. The Units shall always be created or canceled, as the case may be, in the book-entry record book, in the name of B3 S.A. – Brasil, Bolsa e Balcão, as the respective fiduciary owner, who shall credit them in the custody accounts of the respective Units' holders. In the event that shares are assigned to the holders of Units and such shares are not eligible to constitute new Units, these shares shall also be deposited with B3 SA – Brasil, Bolsa e Balcão, as the Units' fiduciary owner, who shall credit them in the custody accounts of the respective holders.

CHAPTER XIV
GENERAL AND TRANSITORY PROVISIONS

Article 54. Any cases not addressed in these Bylaws shall be governed by the principles of the Law and any laws, decrees, resolutions, and other acts enacted by the competent authorities.

Article 55. The provisions contained in Chapters X (Disposal of Shareholding Control and Cancellation of Publicly-Held Company Registration) and XI (Arbitral Tribunal), as well as in Article 5, Paragraph 11 and Article 54 of these Bylaws shall only be effective from the date of acquisition of registration of the Company as a publicly-held company (category A) before the Brazilian Securities and Exchange Commission.

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